Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp, Inc.

On August 8, 2017, Old National Bancorp (“ONB”) held a conference call presentation with analysts and investors regarding its pending acquisition of Anchor Bancorp, Inc. The following is the transcript of the presentation, the recording of which has been made available on ONB’s corporate website. The presentation slides referred to in the following transcript were previously filed on August 8, 2017 by ONB pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Additional Information for Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.

Operator:

Welcome to the Old National Bancorp special conference call. This call is being recorded and has been made accessible to the public in accordance with SEC’s Regulation FD. The call, along with the corresponding presentation slides, will be archived for 12 months on the Investor Relations page at oldnational.com. A Replay of the call will also be available beginning at 7 AM Central Time tomorrow through August 22. To access the replay, dial 1-855-859-2056, Conference ID code 67015905. Those participating today will be analysts and members of the financial community. At this time, all participants are in listen-only mode. Following management’s prepared remarks, we will hold a Question and Answer session. At this time the call will be turned over to John Moran, Director of Corporate Development, for opening remarks. Mr. Moran?

John Moran, Old National Bancorp Director of Corporate Development:

Thanks very much and good morning everybody. I’m really excited to be kicking off the call to discuss the partnership we announced this morning with Minnesota’s Anchor Bancorp. Joining me here are Bob Jones and Jim Ryan. As Bob will explain in greater detail in a moment, we really think Anchor puts us into a great market with immediate scale at the right price and with terrific local leadership. Really, it checked every box that we could think of for us when we look for a partnership.

I do need to direct everyone to Slide 3 and 4. I’ll just remind you that some comments made today may contain forward-looking statements that are subject to certain risks and uncertainties that could cause the Company’s actual future results to differ from those discussed. We direct you to the forward looking statement disclosure contained herein as well as well as in our SEC filings for a full discussion of the Company’s risk factors.

Also, certain non-GAAP financial measures will be discussed on this call. References to these measures are only provided to assist you in understanding Old National’s results and performance trends and should not be relied upon as a financial measure of actual results. Reconciliations for such non-GAAP measures are appropriately referenced and included within the presentation.

Now to fully discuss our new partnership, I’ll turn the call over to Bob.

Bob Jones, Old National Bancorp’s Chairman and CEO:

Great, thanks John. I’m going to begin on Slide 5 but I would be remiss if I didn’t mention that John’s been here a week and it is pretty amazing what you can get done in a short period of time, so we’re awfully glad to have him on the team.

You know, as we have been talking over the last few quarters on earnings calls, etc. about M & A, we’ve always talked about the right market, at the right price, with the right people. As John said, we clearly believe that with Anchor Bank in Minnesota, we’ve achieved that. To give you a little more detail, I’ll turn to Slide 6.

Slide 6 contains a breakdown of those exact terms in terms of the market, the price and the people. As you think about the market, this transaction, if I’m you guys, I’m thinking why Minneapolis, why Mankato? For us, this looks a lot like Michigan and Wisconsin. As we show you in some future Slides, the demographics are actually stronger in the Minneapolis market than we saw in Wisconsin. We have great commercial density, great demographics and in some ways it’s even a better, competitive environment as you think about the dominance of two outstanding banks owning about 80% of the share and then fragmented underneath it. We get into the market with immediate scale and we get a great core deposit franchise. I really want to underscore that core deposit franchise because their cost of funds is less than ours and they’ve proven to be a great generator of core deposits. They have a very, very strong C & I presence with outstanding team members and a great location.

Jim has talked a lot about our strategic objectives of remixing our balance sheet. This helps us quite a bit in terms of reducing our dependency on indirect and mortgage, and as you’ll learn, it’s going to help us improve our leverage with a larger asset size. We think the price is exactly what we’ve been stating in terms of our parameters. If you think about a very strong EPS accretion, approximately 3-year tangible book earn back using the crossover method and less than 4% dilution on tangible book, probably the thing that we’ve really come to really appreciate is that these are just really good people. We’re in the right market but we have great leadership in the market and we’re going to be able to maintain that leadership which is great energy.

Extensive due diligence, as we always do, this one was both ways. We did extensive due diligence on Anchor and Anchor did a very strong reverse due diligence on us, and at the end of the day, we feel like we know each other extraordinarily well. We think that bodes well for the future. Just to remind everyone, we have done 11 deals over the last 10 years. Some would say that’s good, some would say that it’s an opportunity, but we’ve proven ourselves to be highly effective at this. As we’ve always said, we view M&A as a business, and the thing we’ve learned over the years is people, culture, and business philosophy are critically important and we think the match here is extraordinary.

Turning to Slide 7, let me talk a little bit more about the market itself. Many of you know that Minneapolis-St. Paul and maybe not so much the Mankato market, but it is the third largest MSA in the Midwest. It’s ranked #5 in business climate. The nice thing for us is we’re entering with the top 10 share. As I noted earlier, you’ve got 2 excellent large national banks with 80% of the share, but we think it’s fragmented beneath them, particularly as you think about our basic bank strategy. It works very well for us. As you think about our growing Big 10 presence, now with locations in Ann Arbor, Bloomington, West Lafayette, Madison, and now Minneapolis, we are beginning to ring the Big 10 as we go forward.

Slide 8 is going to give you a little more about the market demographic. We purposely on this Slide compared it to Wisconsin, and as I’ll talk about in the future, we’ve had great success since we closed on our partnership in Wisconsin. As these Slides note, the demographics within the Minneapolis market are actually stronger than what we saw in Wisconsin. As many of you know, two-thirds of the state’s population is in the Twin Cities, so it’s really the place to be in Minnesota. As you can see, while we don’t particularly lend to Fortune 500 companies, we think the secondary businesses that are a result of having 17 Fortune 500 companies based in the market present an attractive market for us. Again, I’ll reiterate that we just have an extraordinarily strong C&I team here that we’re very comfortable will be able to take advantage of the opportunities.

Slide7 begins, Slide 10, excuse me, begins to look at the balance sheet of both ourselves and then Anchor as well as the pro forma as we go forward. A couple of points I would make here is, again as I mentioned earlier, it’s a low-cost deposit franchise. Anchor’s cost of deposits is 14 basis point as compared to our 18 basis points. The blended will be slightly below that and we think it really bodes well if we continue to emphasize to investors that the value of a core deposit franchise, particularly in what may be a rising rate environment, a very, very solid C&I platform, and as you think about just looking at commercial real estate, this is a unique opportunity with a community bank that is not as focused on commercial real estate as many times we find. I will tell you that we did an extraordinarily deep dive on the commercial real estate, particularly in the retail and the multi-family. We found their underwriting to be very comparable to ours, and we’re very comfortable that the credits they have meet our parameters and you’ll see that in the loan mark as we go forward.

Slide 10 begins to talk about some of the specifics around the transaction. I’m going to assume you all can read, but let me just kind of review those. Again, it’s 1.35 shares of Old National and $2.63 rounded in cash for each share of Anchor, 89.5% stock, 10.5% in cash for a total deal value of $303.2 million. The multiples, as you look at precedent transactions in the Midwest, we think compare very favorable at 189% of tangible book, 18 times the last 12 months in earnings and a core deposit premium of 8.6%.

Obviously, we’re going to need the necessary approvals to go forward. Our expectation is that we will close this very early in the first quarter with a conversion in the second quarter. That comment probably deserves a little bit more explanation. Normally, we like to close and convert… we have two major systems conversions that are going on about this same time. One with our mortgage platform, the other with our debit card platform. The commitment we made to Anchor is that we wouldn’t put them into our system and convert them again. So, the delayed conversion is really related to an issue on our side. Obviously, we’re going to begin today with all the assimilation and all the hard work that needs to get done, but we’re going to work very hard to make sure that we get the cost saves, etc. at least identified and working through, but again, we think that’s the prudent thing to do for the clients up in the Minneapolis Twin Cities market.

Slide 11 looks a little deeper into the financial impact, again I’m going to assume that EPS accretion that you can read… 7% in 18, that is without the transaction expenses, in excess of 9% in the first full year in 2019 with a 3.6% tangible book. You know we’d tell you that as you think about the pro forma capital, we feel very comfortable with our capital at 8% of tangible common and 11.4% of total risk. Cost savings, we estimate that we will get $15 million in cost savings in 2018 and then the full cost savings in the full year 2019. Again, some of that is driven by the slightly delayed conversion. I will tell you that we have identified by line item by FTE exactly where those cost savings are. We feel extraordinarily comfortable that those savings are there and I will tell you they are consistent with what we’ve seen in our past 10-plus transactions. So, one-time charges $25.2 million. For modeling purposes I would note that we built those in the model from the day of the closing, normally what happens in a transaction like this, some of those will occur in 2017, but for modeling purposes we show fully loaded in the 2018 timeframe. As we have our quarterly calls we’ll update you on those one-time costs.

Credit mark – 1.3%. I think reflects the quality of their credit time as well as the quality of their credit, plus the preponderance of the C&I credits they have as opposed to strong CRE balance sheet as we go forward. You can see the of Durbin for us.

Slide 12, this just kind of reinforces the hard work that Jim Ryan and now John Moran and others have been doing over the years in terms of transforming our landscape. You can see on the chart that the Twin Cities becomes our second largest market by deposits, and obviously, the demographics are extraordinarily strong, but as you look at this Slide, if you think about adding in Louisville and Grand Rapids, you can honestly say that over 60% of our deposits are now in new markets that we have either recently entered or we’ve enhanced significantly. And I think also if you look at these markets, you can see the growth parameters are much stronger than what we have had in the former Old National markets.

Slide 13, as I mentioned earlier, we think this is an important data point. Again, we think Minnesota, the Twin Cities, Mankato, have better demographics, but you look at the success that we had with the market extension in Wisconsin, this is what gave our board the comfort that this transaction made a lot sense and also gives us comfort that the upside for us is pretty significant. At Wisconsin, you can see since we converted them on September 30 of last year, we’ve seen 7.1% growth in total commercial loans, second quarter 26% of our total commercial production came from Wisconsin, 60% increase in the pipeline in Wisconsin since September 30, 31% of our pipeline in second quarter was in Wisconsin. And I will tell you that our deposit attrition has been less than we modeled, so as we’ve said in every call, we think Wisconsin has been extraordinarily successful for us, gives us and our board great comfort in the extension into even a better market, bodes well for our owners.

So, that’s all I’m going to cover on the transaction. Obviously, Jim and John and I will to answer questions, but before I close, I would mention that if we didn’t want to make it any more difficult for you, on Slide 14, we talk about some additional actions that we announced to our staff last Thursday. Let me emphasize before I get into these discussions, this is not included in the modeling that we have for Anchor of Minnesota. This is in addition to that in terms of savings, and I think reflective of the continued efforts in improving our operating leverage, but we did announce internally last Thursday that we will have 14 banking centers that will close November of ’17. We expect this to have approximately $4 million in savings in 2018, and we will have one-time charges associated with leases and other real estate disposition of $5 million in more than likely the fourth quarter of this year.

The graph to the far right I think really kind of highlights the great transformation for us as a company. We show if you look at Old National just on June 30 of ’17, you add in the consolidations plus the partnership with Anchor, takes us to an average deposits per branch of $64 million. I think more telling is if you go back to when we began this journey, our average deposits per branch were $33.8 million, or as one of our directors said, not very good. We have seen close to a 90% increase in average deposits per branch in addition to all our partnerships, so I think it’s reflective of the good work that Jim and the team has done.

We close on Slide 15, but just kind of reiterating some of the key points. We do view this as an extremely attractive partnership, and we think it’s a very good use of capital as we look at alternatives and buybacks or other areas. The accretion is strong, the tangible book earn back is amongst the best we’ve had, and continues our drive to higher growth MSAs. And again, with favorable competitive dynamics, which we think this market does have. We get scale, we get to be a #7 deposit share in an excellent market, and as Jim has pointed out, just allowing this to remix the balance sheet towards more higher yielding, better spread commercial lending versus the low yielding indirect business and mortgage business. At this point, and probably doesn’t need any emphasis, but it’s consistent with what we’ve always said, is the model does not include any upside from revenue opportunities. We think there is great upside. When you think about capital markets in a market like this and the ability to bring in the products that Chris Wolking has, we think it’s great. As we talk to the Anchor team, they’re extraordinarily excited about our ability to bring our mortgage lending products, wealth management… trust as well as the private bank. I probably skipped over a very, very important point and that’s the leadership team is committed to stay. We are very, very pleased with the quality of the leadership team that they have. One note, and I think reinforced by the comments I made on the branch closures in the fourth quarter, doesn’t mean we are going to stop any of our efforts to continue to maximize our franchise in terms of efficiency and leverage. We talked about in our quarterly call about the client experience initiative – that will continue. We continue to look for ways to improve both the experience for our internal and external clients and to reduce any redundancy in the costs associated with that. That program continues to move at a very high clip and we’re very encouraged by what we’re seeing so far.

End of the day, we’re going to end up on a pro forma basis close to $17 billion in assets. That doesn’t mean we’re going to deviate from our basic community bank strategy. We are going to still focus on the things that we’ve been doing for the last almost 13 years – prudent growth, disciplined partnerships, strong credit quality, local decision making in credit reporting right to Steve McLaughlin and Daryl, and I will tell you as a side note that Margaret Murphy who runs their credit here is as good as we’ve experienced. We think she’s got a lot of Daryl in her which is a good thing for me. I feel very comfortable. I’d mention that their senior leadership is going to help drive the local strategy and we’re going to provide them with support, and again, try to continue to improve the communities that we serve.

End of the day, we think this is a great partnership. We think it continues to position ourselves as a strong Midwest franchise community bank. We do think that there is going to be opportunity to continue to consolidate in the Midwest and we think this platform allows us to continue to do that. So with those brief comments, Dorothy will be glad to open the line for questions and John, Jim and myself are here to answer questions.

Questions & Answers:

Operator: At this time if you would like to ask a question, please press * and then the number 1 on your telephone keypad. To withdraw your question press the # key. We will pause for just a moment to compile the Q & A roster.

Q: Andy Stap, Hillard Lyons:

Good morning. First, is my understanding correct that this was a negotiated transaction?

A: Bob Jones:

Obviously, that will all be disclosed in the 8-K. I would just say that there were other parties involved and we feel very happy that we ended up where we ended up.

Q: Andy Stap, Hillard Lyons:

OK. And I hear your comments on the 36% cost saves, still just seems somewhat high to me for an out-of-market acquisition. Is there any other color you can provide on the drivers of these expense reductions?

A: Bob Jones:

Sure. We share a lot of common vendors, which gives us an opportunity to leverage that relationship up. But again, we have them line item by line item. If you think about even our Anchor Wisconsin, I know this is confusing for you all, but Anchor Wisconsin had 32% cost saves, which was another market extension. So, the 36% really isn’t that far out of the realm. It is very consistent with what we’ve had in other partnerships that go forward with. Common vendors, opportunities to leverage up, the fact that they are really concentrated in the Twin Cities, allows us to really look at some of those backroom opportunities.

Again, I feel really comfortable, Andy, that we’ve got the right people in the right place. I’d also just tell you that every time we’ve given you a number, we generally outperform that number, we hold people accountable to get to the savings they get, so I feel very comfortable that the model is accurate and make sure we get to that number. I’d tell you the other thing, Andy, is that the folks on the other side of the partnership have seen that and they understand it and they agree with it, so it’s not like they’re going to be surprised.

Operator: Your next question comes from the line of Kelly Motta from KBW.

Q: Kelly Motta, KBW:

I was hoping to ask you a question about your accretion that you modeled. I want to know if you factored in any expected purchase accounting?

A: Bob Jones:

Yes, the 9% does have the accretable yield included in it. If you think about – if you model that out, it’s probably closer to 6% without the accretable yield.

Jim Ryan, Old National Bancorp Chief Financial Officer:

Kelly, we provide a full reconciliation of page 20 and 21.

Q: Kelly Motta, KBW:

Thank you. Another one I wanted to ask you about – I saw you put in the Durbin impact. I’m assuming that’s for Anchor’s contribution of interchange revenue. I wanted to know how you are thinking about the fee contribution from Anchor, any additional… I know in your prepared remarks you said some things about the complementary products that you guys have, but if last year should be a good run rate for fees except for Durbin impact or if you’re assuming growth there?

Bob Jones:

We’re not assuming any growth. We never have – we call that “if come.” If it comes it’s great,

if it doesn’t come, I don’t want to be held accountable to it. We do think there is upside. When you think about the mortgage market up here, this is an extraordinarily hot real estate market. As I mentioned capital markets, Anchor does not have a trust wealth management area. We think there is ability to do that and that’s a little longer term, but I think for modeling purposes, I would just take the run rate less the Durbin and build it in two models.

Q: Terrance McEvoy, Stephens, Inc.:

I just had one quick question. I appreciate the detail on the loan mark. I was just hoping you might be able to walk us through some of the puts and takes throughout the margin and how the accretion is going to run through NII over the next 2.7 years?

A: Jim Ryan:

As usual, if you look at some of our past interest rate marks, it’s actually a little lower and that’s driven by the fact of the high credit quality of the portfolio. So, we think the marks are consistent with the high credit quality nature, and as you know by the average shorter duration of less than three years, it’s going to run through pretty quickly. We also show what that accretible yield looks like on page 21 of our slide deck.

Q: Terrance McEvoy:

Perfect. Thank you. And then maybe as you mentioned, you did a deep dive on CRE portfolio – Specifically, are there any, I know you allowed for it, but is there anything that concerns you there or any specific concentrations within that retail portfolio that stands out to you guys:

A: Bob Jones:

You never say never, you always get surprises both upside and downside in credit. But, we have a long history of setting a mark in not achieving our mark – which is a good thing, but no, we feel very comfortable again, I would say their philosophy and ours in terms of risk tolerance and risk appetite are very comparable. I think Margaret Murphy is extraordinarily talented in credit and we feel very comfortable with where we are.

Q: Terrance McEvoy:

Got you. Then maybe one last quick one – looking at – they have a pretty nice deposit base now – looking at the growth rate, do you think they might have some maybe seasonal fluctuations? Is there any other sort of seasonality of the deposit base that we should be aware of?

A: Bob Jones:

You know they really don’t. They have a much larger presence on the commercial side. Obviously, with commercial you get buildup certain times of the year or the quarter, but that would be the only seasonality. They are not a huge public funds market or hot money, so it’s really more the seasonality associated with commercial customers.

Q: Peyton Green, Piper Jaffray Companies:

One question, Bob. What do they do perhaps that you could leverage across the rest of the Old National franchise better than you do currently?

A: Bob Jones:

That’s a great question, because you know our history is we always try to steal something from one of our partners. This team is extraordinarily good at C&I lending. The former Old National, our existing franchise, we are really good at the upper end of small business. Where these folks really play well is what we call middle market lending, which is not something that’s been one of our strengths throughout the franchise. So we look forward to Jeff Hawkins and the team and Jim Collins really teaching us how to be better in that middle market as you think about Milwaukee or Madison or Indianapolis, where we’ve got those great opportunities in the mid-market. Much like we took from the other Anchor’s commercial real estate, but I think Jim Collins can teach us a lot on how to lend to the mid-market.

Q: Peyton Green:

Any idea about addressable market opportunity that that might present?

A: Bob Jones:

No, none that I’m willing to state.

Q: Peyton Green:

Ok, but that could be a revenue driver for them in the next 2 or 3 years.

A: Bob Jones:

I’d be disappointed if it’s not, because those markets I just referenced, if you think about Indianapolis, we do a very good job in the small business and low end of the commercial market, but the ability to go into Indianapolis and serve the middle market with the disruption that’s occurring, we think there is great upside.

Q: Peyton Green:

OK, and then last question – second question. What’s a good organic growth rate for them on a stand-alone basis?

A: Jim Ryan:

I’d say upper single digits. That’s been historically their track record. Quite frankly, it’s what we expect out of all of our growth markets. You know, we’re targeting mid-single digit loan growth for our own company, I’d say upper single-digits.

A: Bob Jones:

It is purposely why we put that Slide in there about Wisconsin, Peyton. I think it’s a great snapshot of what we think this is and with better demographics, you can read into it what you like.

Q: David Long, Raymond James:

Question regarding deposit betas and how comfortable are you with the potential rising rate environment and the accretion to earnings per share that you assumed and how did the potential impact of a rate hike or two between now and the end of 2018 impact the way you’re projecting what the add to earnings per share would be?

A: Bob Jones:

I think we are comfortable with what we put in the model. Obviously, they’ve got a little more mix to their commercial side which takes their beta just a little bit higher, but we think that the other part is that the strong C&I portfolio is probably a little more asset sensitive than what we have. So, we think the net is that we are extraordinarily comfortable with where we end up in the model.

Q: Eric Grubelich, a Private Bank Investor:

I just have a question on the deposit base. Were you saying that the deposit base is more tilted towards commercial rather than retail deposits?

A: Bob Jones:

Exactly, yes.

A: Jim Ryan:

With the commercial lending background, it just makes sense that the deposit base follows.

Q: Eric Grubelich:

Is that a function of what derives your core deposit tangibles? You put more of a value on the commercial versus the retail end of it, or not? Is it more of a function like the cost of deposits?

A: Jim Ryan:

Yes. I think it’s more a function of the cost of deposits and the length of the relationships.

Q: Eric Grubelich:

Is it just coincidence that – it looks like they have a nice symmetric branch network in and around Minneapolis-St. Paul. Is it just coincidence that you are closing 14 branches elsewhere and you’re acquiring 17 from them?

A: Bob Jones:

Well, it’s a nice coincidence, but no. As we’ve always said and Jim Sandgren has done a great job over the last few years of looking at our bottom 10%. It’s pure coincidence. Quite frankly, we wanted to get it done this year so we get a full-year benefit of that and it just worked out. Moran’s been busy the first week he’s been on the job.

Q: Eric Grubelich:

OK and then just lastly, again on the branch network. Given where it is in Minneapolis-St. Paul. Is there any assumption built into your projections that you might want to enfold de novo, or is what they have in your mind good enough to do that middle market lending there?

A: Bob Jones:

To do middle market lending we think we’re well positioned and there’s nothing in the model that assumes any de novo expansion or any further partnerships, but we do think there is great fragmentation in the market that we may have the opportunity to take advantage of. So, we’re going to rely on Jeff Hawkins and his team to help think through that, but for modeling purposes, what you see is what you get.

Operator: There are no further questions at this time.

Bob Jones:

As always if you have follow-up questions, while she is not with us in Minneapolis, Lynell is holding down the fort in Evansville. She will gladly be the conduit and make sure we get those questions answered in detail. Both Lynell, John and Jim are available. We appreciate everyone’s support, and we look forward to talking with you at the end of the quarter.

Operator: This concludes Old National’s call. Once again, a replay along with the presentation slides will be available for 12 months on the Investor Relations page of Old National’s website, oldnational.com. A replay of the call will also be available by dialing 1-855-859-2056, conference code ID 67015905. This replay will be available through August 22. If anyone has additional questions, please contact Lynell Walton at 812-464-1366. Thank you for your participation in today’s call.